Exhibit 1

.

Alpha Pro Tech
LTD

ALPHA PRO TECH, LTD. OBTAINS VENDOR NUMBER TO BEGIN DISTRIBUTION THROUGH A LARGE NATIONAL CHAIN OF BUILDING AND HOME IMPROVEMENT PRODUCTS

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Cameron Donahue
905-479-0654	651-653-1854
e-mail: ir@alphaprotech.com	e-mail: cameron@haydenir.com

VALDOSTA, GEORGIA — January 02, 2008 — Alpha Pro Tech (AMEX: APT), a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, today announced that its subsidiary, Alpha ProTech Engineered Products, Inc., has been awarded a vendor number to provide a large national chain of building and home improvement products with its RexSynfelt® roof underlayment product.

Alpha Pro Tech will begin shipping RexSynfelt® to the chain’s distribution centers during the first quarter of 2008.

Danny Montgomery, Senior VP of Alpha ProTech Engineered Products, Inc. commented, “We are extremely pleased to welcome this company as a customer beginning this quarter and it reflects our ongoing efforts to sign additional regional and national accounts for our Engineered Products.  Our synthetic underlayment has become a cost-effective alternative off-the-shelf compared to traditional felt-based tar paper due to escalating oil prices.  When combined with the additional fifty percent labor saving on installation, slip resistant coating and a stronger, lighter material, there has been increased interest in our synthetic underlayment product.”

The RexSynfelt® product carries both the industry ICC and Miami-Dade certification, which significantly expands the opportunity for Alpha Pro Tech’s roof underlayment product as many companies require this certification to sell the product.

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Inc. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap and roof underlayment. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India. For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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